EXHIBIT 99.1

RedHill Biopharma Receives Notice of Allowance of Fifth U.S. Patent Covering RHB-104 Phase III Crohn’s Disease Program

  Once granted, the new U.S. patent covering methods of use for RHB-104 is expected to be valid through 2029
  RHB-104 is undergoing a first Phase III study for the treatment of Crohn’s disease in the U.S. and additional countries, with interim analysis expected during the second half of 2016
  A Phase IIa proof-of-concept study evaluating RHB-104 in patients treated for relapsing-remitting multiple sclerosis is ongoing, with top-line interim results expected in the coming weeks

TEL-AVIV, Israel, Feb. 10, 2016 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) (“RedHill” or the “Company”), an Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including cancer, today announced that it has received a Notice of Allowance from the United States Patent and Trademark Office (USPTO) for a new patent covering RHB-104.

RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, anti-mycobacterial and anti-inflammatory properties, currently undergoing a first Phase III study for Crohn’s disease and a Phase IIa study for multiple sclerosis.

The patent application, entitled “Compositions Comprising Rifabutin, Clarithromycin, and Clofazamine and Uses Therof” significantly expands RedHill’s patent portfolio covering RHB-104 and is expected to be valid until 2029 once granted. Upon issuance, RedHill will hold five U.S. patents and multiple international patents for RHB-104.

Danielle Abramson, Ph.D., RedHill’s Director of Intellectual Property & Research said: “We are very pleased to announce this new addition to RedHill’s already robust patent portfolio covering RHB-104. The Phase III study with RHB-104 for Crohn’s disease, currently ongoing in the U.S. and additional countries, is advancing well, with interim analysis expected in the second half of 2016.”

RHB-104 is currently undergoing a first Phase III study for Crohn’s disease in the U.S., Canada, Israel, Australia and additional countries (the MAP US study). A second Phase III study (the MAP EU study) is planned to be conducted in select European countries in parallel with the ongoing MAP US study. Interim analysis of the ongoing randomized, double-blind, placebo-controlled MAP US study is expected in the second half of 2016, after half of the 270 patients planned to be enrolled in the study will have completed 26 weeks of treatment.

RHB-104 is also being evaluated as a treatment for relapsing-remitting multiple sclerosis (RRMS). The open label Phase IIa, proof-of-concept clinical study is evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for RRMS (the CEASE-MS study). Top-line interim results are expected in the coming weeks.

The MAP US Phase III study and the CEASE-MS Phase IIa study are registered on www.ClinicalTrials.gov, a web-based service of the U.S. National Institutes of Health, which provides access to information on publicly and privately supported clinical studies.

About RHB-104:
Currently in a first Phase III study for the treatment of Crohn’s disease (the MAP US study) and a second Phase III study which is being prepared (the MAP EU study), RHB-104 is a proprietary and potentially groundbreaking antibiotic combination therapy in oral capsule formulation, with potent intracellular, anti-mycobacterial and anti-inflammatory properties. Interim analysis of the MAP US Phase III study is expected in the second half of 2016.  RHB-104 is based on increasing evidence supporting the hypothesis that Crohn’s disease is caused by Mycobacterium avium subspecies paratuberculosis (MAP) infection in susceptible patients. Clinical trials conducted with earlier formulations of RHB-104 include an Australian Phase III study conducted by Pfizer. RedHill has conducted several supportive studies with the current formulation of RHB-104 and a long-term population pharmacokinetic (pop-PK) study is ongoing as part of the Phase III MAP US study. RHB-104 is covered by several issued and pending patents. RedHill is also conducting a Phase IIa, proof-of-concept clinical study, evaluating RHB-104 as an add-on therapy to interferon beta-1a in patients treated for relapsing-remitting multiple sclerosis (RRMS), with top-line interim results expected in the first quarter of 2016.

About RedHill Biopharma Ltd.:
RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company primarily focused on the development and commercialization of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including cancer. RedHill’s current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis; (iv) RHB-106 - an encapsulated bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) YELIVA™ (ABC294640) - an orally-administered first-in-class SK2 selective inhibitor targeting multiple oncology, inflammatory and gastrointestinal indications with a Phase I/II study initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage first-in-class uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumors; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage first-in-class Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines, with a U.S. NDA currently under discussion with the FDA and marketing authorization received in Germany in October 2015; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates; (v) the Company’s ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company’s expenses, future revenues capital requirements and the Company’s needs for additional financing; (xi) competitive companies and technologies within the Company’s industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

Company contact:
Adi Frish
Senior VP Business Development &
Licensing
RedHill Biopharma
+972-54-6543-112
adi@redhillbio.com

IR contact (U.S.):
Marcy Nanus
Senior Vice President
The Trout Group
+1-646-378-2927
Mnanus@troutgroup.com